CutLER LAW GROUP

January 6, 2025

Securities and Exchange Commission

100 F. St., NE

Washington, DC 20549-4561

Attn:	Mitchell Austin
Jan Woo

Re:	Lottery.com Inc.
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1
Filed December 26, 2024
File No. 333-281925

Gentlemen and Ladies:

Lottery.com Inc. hereby withdraws Post-Effective Amendment No. 1 to its Form S-1 Registration Statement, File No. 333-281925, filed on December 26, 2024. Please note that this does not withdraw the original filing on Form S-1.

Thank you again for your time and for your assistance with this matter. Please do not hesitate to contact us at 713-888-0040 or rcutler@cutlerlaw.com.

Best Regards,

/s/ M. Richard Cutler

M. Richard Cutler

6575 West Loop South, Suite 400		Tel (800) 606-7150
Bellaire, Texas 77401	www.cutlerlaw.com	Fax (713) 583-7150